SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated May 14, 2020.

TRANSLATION

Autonomous City of Buenos Aires, May 14, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Entering into of Final Agreement regarding transfer of 11% of the Bandurria Sur Area (Province of Neuquén)

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In this regard, and following the information provided to the market through the Relevant Facts dated April 12, 2017, October 11, 2017 and January 31, 2020 in relation to the subject of reference, we inform that, as of the date hereof YPF S.A. (“YPF”) and Bandurria Sur Investments S.A. -formerly named SPM Argentina S.A.—(“BSI”), have entered into definitive agreements with respect to the joint exploitation of hydrocarbons in the Bandurria Sur Area in the Province of Neuquén (the “Area”) -see attached map-, complying with the conditions precedent for the effectiveness of the transfer agreement of 11% of the Area’s unconventional exploitation concession. Consequently, YPF will continue to be the operator of the Area and will retain 40% of ownership in the concession, while BSI’s participation will amount to 60%. The Area covers a total of 228.5 km2.

Shell Argentina S.A. and Equinor Argentina AS are holders in equal parts of the BSI share package.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

Bandurria Sur Map

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 14, 2020	By:	/s/ Ignacio Rostagno

	Name:	Ignacio Rostagno
	Title:	Market Relations Officer